Exhibit 99.1

Agora, Inc. Announces Appointment of Chief Technology Officer

SANTA CLARA, Calif., September 7, 2022 (Globe Newswire) – Agora, Inc. (NASDAQ: API) (“Agora”), a pioneer and leading platform for real-time engagement APIs, today announced the appointment of Mr. Sheng (Shawn) Zhong as its Chief Technology Officer, effective immediately. Mr. Zhong has served as Agora’s Chief Scientist since January 2018 and with his additional role as Chief Technology Officer, Mr. Zhong will be responsible for managing Agora’s global research and development organization and strengthening Agora’s technology leadership. Before joining Agora, Mr. Zhong served as the chief executive officer of Hisense Microchip Company and had held several senior technical roles at Broadcom Inc. and LSI Corporation.

“Since joining Agora as Chief Scientist more than four years ago, Shawn has played a critical role in driving our technology innovation and advancement. The breadth and depth of Shawn’s expertise in our industry, coupled with his proven track record in managing complex research and development projects, will further strengthen our global leadership in providing best-in-class real-time engagement APIs,” Mr. Tony Zhao, founder, chairman and CEO of Agora, commented. “On behalf of our board and the management team, we are delighted to have Shawn take on additional responsibilities as our Chief Technology Officer."

About Sheng (Shawn) Zhong

Mr. Zhong has served as our Chief Scientist since January 2018. Mr. Zhong previously served as the chief executive officer of Hisense Microchip Company from January 2015 to December 2017, and as its chief technology officer from July 2012 to January 2015. Mr. Zhong was vice president of technology at Huaya Microelectronics (which was acquired by Hisense) from August 2009 to July 2012, and before Huaya, Mr. Zhong had previously held several technical roles at Broadcom Inc. from 1999 to 2009, where he designed algorithms and architectures for many generations of Broadcom chips for advanced video processing. Prior to Broadcom, he was a senior design engineer at LSI Corporation from 1997 to 1999 where he was responsible for developing digital video processing algorithms. Mr. Zhong holds more than 100 technology patents, of which more than 60 technology patents are in the United States. He was a key member of International Organization for Standardization (ISO)’s MPEG/JVT team, INCITS and IEEE, and has published more than 30 papers in the field of video processing and computer vision. Mr. Zhong received a bachelor’s degree in mathematics and PhD in applied mathematics from Peking University and was a post-doctorate research associate at the University of Maryland, College Park from 1996 to 1997.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Agora’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Agora’s current expectations and involve risks and uncertainties.

Agora’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; Agora’s ability to manage its growth and expand its operations; the continued impact of the COVID-19 pandemic on global markets and Agora’s business, operations and customers; Agora’s ability to attract new developers and convert them into customers; Agora’s ability to retain existing customers and expand their usage of Agora’s platform and products; Agora’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; Agora’s fluctuating operating results; competition; the effect of broader technological and market trends on Agora’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in Agora’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Agora undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora’s mission is to make real-time engagement ubiquitous, allowing everyone to interact with anyone, in any app, anytime and anywhere. Agora’s cloud platform provides developers simple, flexible and powerful application programming interfaces, or APIs, to embed real-time video, voice and chat experiences into their applications. Agora maintains dual headquarters in Shanghai, China and Santa Clara, California.

For more information, please visit: www.agora.io.

Investor Contact:

Fionna Chen

investor@agora.io

Media Contact:

Timothy Gray

press@agora.io